UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ablynx N.V.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

00372Y105

(CUSIP Number)

October 27, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 00372Y105	13G

1	Name of Reporting Person Van Herk Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,883,306

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,883,306

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 00372Y105	13G

1	Name of Reporting Person Van Herk Private Equity Investments B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,883,306

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,883,306

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 00372Y105	13G

1	Name of Reporting Person A. van Herk Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,883,306

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,883,306

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 00372Y105	13G

1	Name of Reporting Person Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,883,306

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,883,306

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 00372Y105	13G

1	Name of Reporting Person Van Herk Management Services B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,883,306

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,883,306

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 00372Y105	13G

1	Name of Reporting Person Adrianus van Herk

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,883,306

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,883,306

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,883,306

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.9%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 00372Y105	13G

Item 1.
(a)	Name of Issuer: Ablynx N.V.
(b)	Address of Issuer’s Principal Executive Offices: Technologiepark 21 9052 Ghent/Zwijnaarde Belgium

Item 2.
(a)

Names of Persons Filing:
This statement is being jointly filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), (ii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPE”), (iii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), (iv) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), and (vi) Adrianus van Herk (“Mr. van Herk”, and together with VHI, VHPE, Holdings, OGBBA and VHMS, the “Reporting Persons”).  Mr. van Herk is the sole stockholder of VHPE and Holdings.  VHPE is the sole stockholder of VHI.  Holdings is the sole stockholder of OGBBA.  OGBBA is the sole stockholder of VHMS.  VHMS is the sole managing director of VHI.  The securities to which this statement relates (the “Ordinary Shares”) are owned by VHI.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)

Address of Principal Business Office or, if none, Residence:
The principal business address of each of VHI, VHPE, Holdings, OGBBA, VHMS and Mr. van Herk is:

Lichtenauerlaan 30

3062 ME Rotterdam

The Netherlands

(c)	Citizenship: VHI, VHPE, Holdings, OGBBA and VHMS are private companies with limited liability incorporated under the laws of the Netherlands. Mr. van Herk is a citizen of the Netherlands.
(d)	Title of Class of Securities: Ordinary Shares, no par value.
(e)	CUSIP Number: 00372Y105

CUSIP No. 00372Y105	13G

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	Broker or dealer registered under Section 15 of the Act;
	☐	Bank as defined in Section 3(a)(6) of the Act;
	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
	(a)	Amount beneficially owned: 5,883,306
(b)

Percent of class:

7.9%  (The percentages used in this statement are calculated based upon the 74,720,644 Ordinary Shares issued and outstanding as reported by Ablynx N.V. in its press release captioned “Ablynx Closes on Underwriters’ Option to Purchase $30 Million of Additional Shares in the U.S. Initial Public Offering” dated October 30, 2017 and filed as an Exhibit 99.1 to Form 6-K filed on October 30, 2017 with the Securities and Exchange Commission.)

	(c)	Number of shares as to which such person has:
VHI
		i.	Sole power to vote or direct the vote: 5,883,306
		ii.	Shared power to vote or direct the vote: 0
		iii.	Sole power to dispose or direct the disposition of: 5,883,306
		iv.	Shared power to dispose or direct the disposition of: 0
VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Ordinary Shares owned by it.
VHPE
		i.	Sole power to vote or direct the vote: 0
		ii.	Shared power to vote or direct the vote: 5,883,306
		iii.	Sole power to dispose or direct the disposition of: 0

CUSIP No. 00372Y105	13G

iv.	Shared power to dispose or direct the disposition of: 5,883,306
VHPE shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in VHI.
Holdings
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 5,883,306
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 5,883,306
Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in OGBBA.
OGBBA
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 5,883,306
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 5,883,306
OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in VHMS.
VHMS
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 5,883,306
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 5,883,306
VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of it being the sole managing director of VHI.
Mr. van Herk
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 5,883,306
iii.	Sole power to dispose or direct the disposition of: 0
iv.	Shared power to dispose or direct the disposition of: 5,883,306

Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI and beneficially owned by VHPE, Holdings, OGBBA and VHMS by virtue of his direct or indirect equity interest in VHI and VHMS.

CUSIP No. 00372Y105	13G

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 00372Y105	13G

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2017

VAN HERK INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

[Signature Page to Schedule 13G]

CUSIP No. 00372Y105	13G

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated November 28, 2017, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.